

AMERICAN PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

What would you get if "Starbucks" built an Irish Craft Brewery in their lobby and added Spectacular Pub Food to Their Menu?

Website: www.american-public-house.com
contact: investors@american-public-house.com

The Answer ... American Public House

Espresso Bar, Irish Pub & Regional Craft Brewery



AMERICAN
PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

Website: www.american-public-house.com
contact: investors@american-public-house.com

The Challenge

- Smaller cities with populations of 50,000 – 100,000 residents are a restaurant wasteland. Mid to Upper-level restaurant chains, healthy Grab & Go salad spots and gourmet coffee bars cannot profit in this economic environment due to high operating costs.

- The success of six national highly popular "brewpub" chains (Yard House, Rock Bottom Brewing, BJs Restaurant and Brewery, Gordon Biersch Brewery Restaurant, and Craftwork's Brewery) with a combined 300 units have demonstrated the growing demand for craft beer.

- Starbucks, Dunkin, Tim Hortons, Dutch Brothers, Peet's and Caribou Coffee with $42.8 Billion in annual sales revenues have proven the same growing demand in the coffee world.

- Simply Salad, Mixt, Tender Greens, Grabbagreen, Fresh & Company and Salad & Go are rocking the QSR (Quick Service Restaurant) world with healthy fast casual soup and salad offerings.

- The $64,000 question … How do we make these options available to customers outside of major metropolitan areas?






We Have A Radically Simple & Efficient Solution

American Public House is a hybrid Brewpub combining the best attributes of Starbucks, Green District Salads, Fado's Irish Pub and Breckenridge Brewery in a unique "One Stop" Gathering Place.

6AM, and the morning starts with great espresso-based drinks, amazing pastries crafted by our own bakers and a warm, friendly environment conducive to work, study and socializing. These offerings remain available all day long.

At 11AM, morning coffee turns to lunch, "Grab & Go" becomes the order of the day as patrons dash in for a healthy carry out mid-day meal. Or possibly an enjoyable business meeting over soup and sandwiches.

4PM means work is done, the Pub is open, and our dining room is ready for table service. Great steaks, burgers and authentic Irish dishes not to mention amazing craft beer from our on-site Brew House

Combining these concepts in a single 9,600 SF location creates unbelievable economies of scale allowing profitability even smaller cities. **Yes, a "Radically Simple Solution that works!"**

AMERICAN PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

Companies That Inspired Us





Starbucks - Founded 1971
Global Coffee Giant, 37% market share, $325 Billion 2022 Sales Revenues

Green District – Founded 2017
Louisville, KY, Fast Casual, Grab & Go Fresh Soup and Salad company designed to provide high-quality, healthy food to customers in a fun, lively environment.





Fados – Founded 1996
Founded by Irish Immigrants with the goal of bringing the best of Dublin pubs to the U.S. 11 Units in major cities. $40 Million 2022 Sales Revenues

Breckenridge Brewery – 1990
Third craft brewery started in United States, sells in 42 States, purchased by Anheuser-Busch InBev in 2016 for $85 Million

Website: www.american-public-house.com
contact: investors@american-public-house.com

American
Public House
Espresso Bar, Pub & Irish Brewery

The American Public House Business Model

Phase 1: Brewpub #1 – March 2024

Statesboro, GA Espresso bar, pub and craft brewery helps develop scalable beer line, menu & coffee offerings.

Phase 2: Wholesale Expansion – 2025

150,000 BBL Regional Commercial Brewery and coffee roasting facility

Phase 3: Brew Pub Expansion – 2026

12 brewpub units, Southeast United States (GA, FL, SC, NC, AL)

Website: www.american-public-house.com
contact: investors@american-public-house.com

Planned Revenue Streams

Dine-In Food Sales
On-Premises Alcohol Sales
Retail Coffee & Beer Sales
National Wholesale Coffee Distribution
Regional Beer Distribution



Projected Phase I Timeline

AMERICAN PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

August 31, 2024 – Financing In Place

September 1, 2023 – Lease Execution

September 15, 2023 – Exterior Renovations Begins

November 1, 2023 – Interior Buildout Begins

January 2, 2024 – Exterior Renovation Complete

January 10, 2024 – VP Brewing Ops Hired

January 15, 2024 – Brewing Equipment Arrives

February 1, 2023 – VP Food Ops Hired

February 15, 2024 – First Brewing Starts

March 1, 2024 – Employee Training Begins

March 17, 2024 – Soft Opening

April 1, 2024 – Grand Opening

Website: www.american-public-house.com
contact: investors@american-public-house.com

April 2024

Sunday	Monday	Tuesday	Wednesday	Thursday	Friday	Saturday
31	1	2	3	4	5	6
7	8	9	10	11	12	13
14	15	16	17	18	19	20
21	22	23	24	25	26	27
28	29	30	1	2	3	4

Why American Public House Will Succeed

- Craft Beer and Coffee Sales Are Growing Faster than the overall on-premises food market.

- Craft beer demographics are becoming more diverse with growing female & minority consumption rates.

- APH is highly metrics driven. Control of Prime Cost (food, alcohol & Labor Cost) through proper pricing is critical to us.

- We have created a spectacular C-Staff with skills that vastly exceed the average restaurant start-up.

- The APH concept is designed to take in higher sales per square foot of operating space.

AMERICAN
PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery



U.S. BEER SALES VOLUME GROWTH 2019

BA BREWERS ASSOCIATION

OVERALL BEER -1.6%
191,249,000 BBLS

3.6% CRAFT
26,086,145 BBLS

1.8% IMPORT BEER
36,271,786 BBLS

OVERALL BEER MARKET
$116.0 BILLION

CRAFT BEER MARKET
$29.3 BILLION
6% DOLLAR SALES GROWTH

CRAFT 13.6% SHARE (26,086,146 BBLS)
IMPORT 19.0% SHARE (36,271,786 BBLS)
OTHER DOMESTIC 67.4% SHARE (128,890,657 BBLS)

SOURCE: BREWERS ASSOCIATION, BOULDER CO

Website: www.american-public-house.com
contact: investors@american-public-house.com

Phase I - The Perfect Location

AMERICAN PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

Statesboro Mall

Vacant Sears Home Store Building
430 Northside Dr E Ste 100, Statesboro, GA 30458

Demographics

- Statesboro Permanent Residents - 34353
- Georgia Southern University Pop. - 27076
- Bulloch County Pop. - 81099

Daily Street Views

- Lovett Rd 23,000
- Brannen Street 20,000
- Northside Drive 45,000

Fun Facts

- Location is 4.2 Miles from GSU Main Campus
- Statesboro is experiencing double digit growth based on construction of a major Hyundai electric car plant located 15 miles from downtown.
- Location of choice for all corporate chain restaurants.



STATESBORO
PROPOSED
American
Public House
9,600 SF
LOVETT ROAD
BI-LO
bealls
OUTLET
belk
amc
THEATRES
BRANNEN STREET CONNECTOR
NOT OWN

Website: www.american-public-house.com
contact: investors@american-public-house.com

American Public House Core Beers

- Traditional Stout
- Oatmeal Stout
- Chocolate Stout
- Irish Red Ale
- Imperial Pale Ale (IPA)
- Irish Lager
- Irish Cider

Website: www.american-public-house.com
contact: investors@american-public-house.com



AMERICAN
PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

American Public House Core Coffee

American Public House
Espresso Bar, Pub & Irish Brewery

- **SINGLE ORIGIN**
  Brazil
  Colombia
  Costa Rica
  Ethiopia
  Guatemala
  Honduras
  Kenya AA
  Peaberry

- **SIGNATURE BLENDS**
  Central Blend - Medium
  Brazil, Guatemala, Columbia

- **Breakfast Blend - Bold**
  Brazil, Guatemala, Columbia & French Roast

- **French Roast**



Website: www.american-public-house.com
contact: investors@american-public-house.com

● Craft Beer Sales are Outpacing the Market with more women than ever drinking craft beers.



Gender

- Male
- Female
- Other

71%
0%
29%



Craft Beer Slowly Expands Its Market Share In The U.S.
Market share of small and independent brewers in the U.S. by year

Year	Share
2010	5.0%
2011	5.7%
2012	6.5%
2013	7.8%
2014	11.0%
2015	12.2%
2016	12.1%
2017	12.6%
2018	13.2%

@StatistaCharts   Source: Brewers Association

statista

AMERICAN PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

Website: www.american-public-house.com
contact: investors@american-public-house.com

Why Coffee - There's Money in those Beams!

AMERICAN PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery



Growth in Coffee Spending Set to Outpace Consumption
Consumer spending on, and consumption of, coffee in Europe and North America
Total spending (in billion U.S. dollars)
Total consumption (in billion kg)
Change 2015 to 2020* 1%
3.5
3.5
3.6
3.6
3.7
3.7
50.0
45.0
40.0
35.0
30.0
40.5
39.2
41.5
44.9
46.8
47.7
Change 2015 to 2020* 3%
2015
2016
2017
2018
2019
2020
2016 to 2020 = forecasts
* CAGR (compound annual growth rate)
@StatistaCharts
Source: Statista Consumer Market Outlook, 2016
statista



STARBUCKS
IS THE LARGEST COFFEE SHOP CHAIN IN THE WORLD
STARBUCKS
$26.5B
TIM HORTONS
$3B
COSTA
$1.7B
DUNKIN'
$1.5B
MCCAFE
$1.5B

Website: www.american-public-house.com
contact: investors@american-public-house.com

Competitive Landscape – Phase I

Local Competition

Brewpub
- Eagle Creek Brewery

Restaurants
- Chilis
- Ruby Tuesday
- Loco's Grill & Pub
- Longhorn Steak House
- Bull & Barrel

Coffee Shops
- Starbucks
- Dunkin
- Elliano's
- Three Tree
- The Daily Grind

Local Salad Shops
- Chicken Salad Chick
- McAlister's
- Panera Bread
- Olive Garden

National Brewpub Chains*
- Yard House
- Rock Bottom Brewing
- BJs Restaurant and Brewery
- Gordon Biersch Brewery Restaurant
- Craftwork's Brewery

*Closest National Chain is located in Atlanta GA

Website: www.american-public-house.com
contact: investors@american-public-house.com

AMERICAN PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

14



American Public House Competitive Advantage

AMERICAN PUBLIC HOUSE
Espresso Bar, Pub & Irish Brewery

- We have already created & tested and our Espresso Bar concept Under the ***Public House Coffee*** Brand Name. (Brunswick, GA & Jacksonville, FL)
- There is only one brewpub within 45 miles of Statesboro.
- Statesboro, GA lacks a good mid-range dining experience.
- Our hybrid concept gives guests a one-stop location for their dining needs.

Website: www.american-public-house.com
contact: investors@american-public-house.com

The American Public House Team

AMERICAN PUBLIC HOUSE
Espresso Bar, **Pub & Irish Brewery**



Dr. Dana Atkins, MBA, PhD
President, CEO, Founder

Business Professor
Restaurant Consultant
Past Military Leader



Briana Atkins
CFO, Founder

Accountant
Human Resources Expert
Researcher



VP Brewing Ops
Hiring Date Nov 2023

Master Brewer



VP Food Ops
Hiring Date Nov 2023

Executive Chef

Website: www.american-public-house.com
contact: investors@american-public-house.com

16

It's Time to Invest with American Public House

The Ground Floor Is a Great Place to Be!

Just Ask Initial Investors in Apple, Microsoft and Starbucks

Why not learn more about the American Public House Plan
See Us At https://wellfound.com/

Website: www.american-public-house.com contact: investors@american-public-house.com